LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
June 27, 2007
VIA EDGAR (as correspondence) and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Lily Dang, Division of Corporation Finance

Re:	Parallel Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
Filed May 9, 2007
Response Letters Dated May 2, 2007 and May 24, 2007
File No. 000-13305
Dear Ladies and Gentlemen:
     We write this letter on behalf of Parallel Petroleum Corporation (the “Company”) to respond to the comment letter received from the Staff on June 14, 2007, relating to the Company’s above-referenced reports.
     We have numbered each of the Company’s responses to correspond to the numbering of the comments in the Staff’s comment letter. We have repeated each comment immediately preceding the Company’s response for the convenience of the Staff.
     Accompanying this letter are 20 technical exhibits. After the Staff has had an opportunity to review and consider the responses herein, and the exhibits, if the Staff has further questions the Company would appreciate the opportunity to further discuss the engineering comments along with these exhibits in a telephonic conference.

Draft Form 10-K/A for the Fiscal Year Ended December 31, 2006
Supplemental Oil and Natural Gas Reserve Data, page F-29
1.	We have reviewed your response to comment two of our letter dated May 14, 2007, concerning the undrilled units factored into your reserve determinations. Although you have provided a comparison of the differences to the financial measures between your current booking practice in the Wolfcamp filed and limited proved undeveloped locations to two parallel offset wells to a productive horizontal well, you did not provide the difference in proved reserve volumes. Please provide this comparison. Normally, continuity of production for wells offsetting a productive well by more than one location away should be demonstrated by pressure communication. Geological presentations of isopach maps and cross-sections are not sufficient to demonstrate continuity of production. We understand that you do not consider the difference to be material, and will further consider the information you provide in response to this comment. However, as other revisions are necessary, please limit your PUD reserves to only wells that are direct parallel offset wells to a productive horizontal well unless you have also demonstrated productive continuity through pressure communication.
Response No. 1
As requested by the Staff, a comparison of the difference in proved reserve volumes is set forth in the table below. This expanded table illustrates the level of significance of the Company’s eight Wolfcamp PUD locations which would not be recognized using a parameter of two direct parallel offsetting locations, as compared to the Company’s financial information, reserve quantities and reserve values at December 31, 2006. Based on the data in the table below, the Company continues to believe that these differences are immaterial to an understanding of its financial information and reserve disclosures.

		PUD Locations
	Per	Limited to
	December 31,	Two Parallel	Difference
	2006 Form 10-K	Offsets	Amount	%
	(in thousands)		(in thousands)
Financials
Depreciation, depletion and amortization	$24,687	$24,676	(11)	0.0%
Income tax expense	(13,894)	(13,898)	(4)	0.0%
Net income	$26,155	$26,162	7	0.0%

Reserves
Oil — Bbls	28,721	28,721	—	0.0%
Natural gas — Mcf	58,895	52,838	(6,057)	(10.3%)
Total reserves — Boe	38,537	37,527	(1,010)	(2.6%)

PV-10	$469,963	$468,460	$(897)	(0.2%)
Standardized measure	$336,488	$335,915	$(514)	(0.2%)
In addition to its belief that the Wolfcamp PUD bookings are not material, the Company further believes that actual production is a more definitive indication of continuity of production than pressure communication. Accompanying this letter are Exhibits WC #

12, 13, 14, 15 and 16. These exhibits depict four horizontal Wolfcamp wells drilled on adjacent 160-acre proration units and the individual production profiles of these wells. Other examples are available, but these four wells have the longest producing histories. The decline curves validate continuous productive interval and show no indication of reserve acceleration. Further, the information and exhibits provided by the Company in our response letter dated May 24, 2007 provide proof of continuity of production, not only adjacent to or in proximity to producing wells, but also across a long and broad gas saturated geologic trend. As illustrated in the attached exhibits, the Company has no booked PUD locations that are not adjacent to producing wells.

Vertical Wolfcamp wells are drilled on 160-acre units and are 2,640’ apart for north, south, east and west offsets and 3,734’ apart for diagonal offsets, assuming uniform proration units with center-spotted wells. Horizontal wells currently may be drilled on 320-acre units or at the operator’s discretion, 160-acre units. Assuming 160-acre spacing and orthodox proration units, the distance between parallel laterals and the toe-to-heel and heel-to-toe distances are all 1,320’. The heel-to-toe or toe-to-heel diagonal distances would be 1,867’. Exhibit WC #17 accompanying this letter illustrates the two spacing geometries.

It is the Company’s understanding that producing vertical wells with continuity of production would support more than two offset PUD locations. Horizontal well geometries are much tighter than vertical well geometries drilled on proration units of equivalent size, as demonstrated by Exhibit WC #17. Also, a typical horizontal well will cut approximately 1,400 ft3, or approximately 100 times the amount of reservoir rock in the target zone than is cut by a vertical well. See Exhibit WC #18. Consequently, the amount of information (such as completion flowback data and mudlog gas shows as depicted in Exhibit WC #9 provided with our May 24, 2007 response letter), and thus the degree of certainty of production, is much greater in the Wolfcamp horizontal scenario. For these reasons, the Company believes horizontal producing wells typically provide much stronger PUD support than vertical wells and, therefore, validate more than two direct offset PUD locations.

Based on the additional information provided above and the information provided in our response dated May 24, 2007, the Company continues to believe that the PUD locations recognized in its December 31, 2006 reserve study are appropriate.

2.	We have read your response to comment three of our letter dated May 24, 2007, including the additional information you propose to disclose about your principal properties. To the extent that a field’s dominant production and reserves are not oil, such as the Barnett Shale and Wolfcamp, please further modify your disclosure to report its production and reserves in equivalent gas reserves in a clarifying footnote or tabulation.

Response No. 2
In response to the Staff’s Comment No. 2, the Company proposes to substitute the following table in place of the table that was added on page 26 of the draft Form 10-K/A submitted to the Staff on May 24, 2007. This table has been expanded and modified to show, in tabular format, the Company’s oil and gas production, both separately and on a BOE basis, and the Company’s oil and gas reserves.
     The table below shows the production from our oil and natural gas properties for the year ended December 31, 2006 and the proved reserves attributable to those properties as of December 31, 2006.

				Reserves
	Production			Total Proved		Proved Developed
		Natural					Natural
	Oil	Gas		Oil	Natural Gas	Oil	Gas
	(Bbls)	(Mcf)	BOE	(Bbls)	(Mcf)	(Bbls)	(Mcf)
Texas
Barnett Shale	—	2,401,628	400,271	—	17,792,266	—	7,098,168
Carm-Ann San Andres/N. Means Queen	202,247	153,612	227,849	7,114,855	4,256,735	1,826,861	1,076,230
Diamond M	125,733	184,138	156,423	3,315,923	2,037,494	1,252,772	1,405,081
Fullerton	545,941	103,893	563,256	9,369,225	1,638,297	8,956,770	1,558,216
Harris	158,514	32,790	163,979	8,304,572	912,483	2,284,179	322,433
Other Permian Basin	38,173	358,972	98,002	419,351	3,472,552	419,351	3,472,552
South Texas	64,143	2,120,521	417,563	189,167	4,325,022	184,465	4,127,230

Total	1,134,751	5,355,554	2,027,343	28,713,093	34,434,849	14,924,398	19,059,910

New Mexico - Wolfcamp	2,590	1,183,839	199,897	7,803	24,460,572	7,803	9,680,672

Total	1,137,341	6,539,393	2,227,240	28,720,896	58,895,421	14,932,201	28,740,582

3.	We have read your response to comment five of our letter dated May 24, 2007, describing the support you have for booking the waterflood reserves in the Carm-Ann field. It appears that the Scott Hickman report is more of a feasibility report than a report which clearly has evaluated the Carm-Ann field’s reservoir characteristics and estimated waterflood reserves by traditional waterflood technical analysis. Although he calculates a vertical conformance, it does not appear to be utilized in any reserve calculation. Also, key parameters such as current gas saturation, gravity effects, fluid properties and an evaluation of three major reservoir layers and how they may or may not respond to water injection does not appear to have been considered. There is no explanation on how the projected oil rates over time were estimated except for a back-calculation to enable the wells to recover their “assigned” ultimate reserves. Therefore, it appears that the secondary reserve estimates for this field should not have been classified as proved for the last three years. Until such time that a pilot project is implemented and secondary recovery demonstrated, it appears these reserves should be classified as probable. Alternatively, provide us with a more complete and up to date waterflood evaluation by Cawley Gillespie or the company.

Response No. 3
With regard to the Staff’s Comment No. 3, the Company submits the following information pertaining to (a) the background of the Carm-Ann Field, (b) its pilot evaluation and (c) an updated waterflood evaluation:

(a) Background

The Company purchased the Carm-Ann Field properties in late 2004 for the purposes of down-spacing the San Andres from 40 acre spacing to 20 and 10 acre spacing, and for the purposes of initiating secondary (waterflood) recovery operations. The Carm-Ann Field is surrounded by numerous successful San Andres waterfloods in Andrews and Gaines counties, including the Exxon-Mobil Means Unit which is an immediate offset to the south. The Means Unit was a highly successful waterflood project for many years, and is now under tertiary recovery with carbon dioxide.

The Company drilled twenty six in-fill wells at Carm-Ann in 2005 and 2006 as part of a 5-spot waterflood development program. The Company is currently in the process of unitizing the Carm-Ann Field for the purposes of waterflooding.

(b) Pilot Evaluation

For pilot waterflood evaluation purposes, we are submitting production plots and supporting data from 5 wells within the field evidencing secondary response to San Andres disposal from two wells located an average distance of 1900’ and 3600’ from the responding producing wells.

There are currently two active disposal wells in the Company operated Carm-Ann Field. These two wells, the S.E. Mayo #1901A well and the W.G. Mayo #1 well, are both injecting into the Queen and San Andres reservoirs simultaneously. They were both originally completed as producing wells, with the S.E. Mayo #1901A being converted to disposal in early 1983 and the W.G. Mayo #1 being converted in 1997. These two wells are currently injecting 600 BWPD and 250 BWPD, respectively. Cumulative disposal in the S.E. Mayo #1901A is estimated to be in excess of 8,000,000 BW, with cumulative disposal estimated to be 1,400,000 BW for the W.G. Mayo #1.

The two disposal wells are offset to the east by the Company operated McConal Clark and Colgan State “A” leases. See Exhibit CA #1. Production plots are enclosed for the five wells that were producing from these two leases at the time the Company purchased the property set in 2004. See Exhibits CA #2 through CA #6. Each of these individual well production plots demonstrate that the wells were positively affected by disposal and pressure maintenance from the referenced disposal wells, even though they are located a greater distance than standard field spacing used for ten and twenty acre spacing, and the fact that the disposal wells are obviously non-uniform pattern geometry. The S.E. Mayo #1901A is located at distances ranging from 2750’ to 4500’ from the five producing wells, with the W.G. Mayo #1 being located at distances ranging from 934’ to 2800’.

Exhibit CA #1 shows the locations of the producing and disposal wells and the distances between them.

Each of the five individual well production plots is annotated with the dates of first injection for both of the Mayo disposal wells, and also reflect the initiation of the Company’s infill drilling program on the McConal Clark and Colgan State leases. See Exhibits CA #2 through CA #6. The production curves evidence secondary response with extended periods of flat production and multiple periods of inclining production. All four of the McConal Clark wells were on significant production builds immediately prior to commencement of the Company’s infill drilling program in 2005. See Exhibits CA #2 through CA #5. These production curves are not typical of primary production and are not possible without pressure maintenance. For comparative purposes, Exhibits CA #7 through CA #12 are production curves from various wells across the field showing typical primary declines. The location of these typical primary wells is set forth in Exhibit CA #13.

The acceleration noted in the text boxes on Exhibits CA #2 through CA #6 is also very atypical for the Carm-Ann Field. This acceleration demonstrates that the 2005 and 2006 infill drilling programs disrupted the pressure support that the existing wells were receiving, and indicate that further injection is required to support the recently completed wells.

(c) Waterflood Evaluation

William M. Cobb & Associates, Inc. has performed a waterflood evaluation (the “Cobb Evaluation”) of the Carm-Ann Field using a single forty-acre 5-spot pattern model. The results of the Cobb Evaluation are included with this letter as Exhibit CA #14. The Cobb Evaluation incorporates data obtained since the original Hickman study, and also addresses the key parameters of gas saturation, gravity effects, fluid properties and reservoir layers. The model has 20 layers with properties based on core taken from the McConal Clark #8 well, which was completed in August 2005. The simulation work was performed using the Merlin Reservoir Simulator and Management Wizard. A summary of important points from the Cobb Evaluation follows.
•	Page 9 of the Cobb Evaluation sets forth various properties for each of the 20 layers included in the model, including depth of the layer, gross and net height, porosity and permeabilities. Each layer is 3.5’ net, with a total net pay used in the model of 70’. The core from the McConal Clark #8 had 73’ of pay greater than .5 md.

•	Page 13 of the Cobb Evaluation provides layer porosity vs. permeability. Page 11 is a Dykstra Parsons graph, with a permeability to air (Kair) conversion to permeability to oil (Koil) given on page 12. Data relating to oil viscosity, formation volume factor and GOR vs. pressure are provided on page 19. Relative perm curves are provided on page 16, Kg/Ko ratios vs. gas saturations are given on page 15, and PVT data is furnished on page 18.

•	Sensitivity cases (Page 21 for input data) were run for water injection at 20 years with a bottom hole pressure of 500 psi, and at 30 years with a corresponding bottom hole pressure of 300 psi. Sensitivity cases were also run for rock continuities of 50%, 75% and 100%. For the cases of less than 100% rock continuity, perfs were removed from the injection well. For example, in the 50% rock continuity case, only every other layer was completed in the injection well model.

•	A summary of the Cobb Evaluation is set forth on page 3. Ultimate recovery for primary production is estimated at 128 MBO, or 21.1% of the OOIP. Secondary recoveries range from 149 MBO (1.16 secondary to primary) for the 100% rock continuity, 20 year first injection case, to 65 MBO (.51 secondary to primary) for the 50% rock continuity, 30 year initial injection case.
In summary, the Company believes that the positive response from its pilot evaluation, the affirmative conclusions drawn by the T. Scott Hickman Study previously submitted to the Staff, and the positive projections and conclusions made in the Cobb Evaluation provide adequate support for the Company’s inclusion of the Carm-Ann waterflood reserves in its proved undeveloped reserves.
     If any member of the Staff has questions regarding the foregoing, please contact Tommy Ortloff at (432) 683-3351 or (432) 688-1304.
Very truly yours,
Lynch, Chappell & Alsup
/s/ Thomas W. Ortloff
Enclosures (via Edgar and Federal Express)
cc: Lily Dang (SEC)(w/encl.)